SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Petrobras begins production in the Jubarte Field

(Rio de Janeiro, October 29, 2002) - PETROLEO BRASILEIRO S.A. - PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil's biggest oil & gas, petrochemicals and energy company announces to On October 24, PETROBRAS began production from the Jubarte Field following the start-up of a Long Duration Test at its 3-ESS-110H well.

The Jubarte Field is located in the northern zone of the Campos Basin in the BC-60 maritime block, about 70 kilometers offshore from the State of Espírito Santo. This field was discovered in January 2001 and the importance of the find confirmed in August 2002 following the drilling of the 3-ESS-110H well. Oil reserves are estimated at 600 million barrels (17° API). Jubarte is PETROBRAS’ largest discovery since 1996.

Operating in a water depth of approximately 1,300 meters, the 3-ESS-110H, well has drilled horizontally for a distance of 1,300 meters within the oil-bearing formation. The rig is especially equipped for Long Duration Testing and includes a high-powered submersed centrifugal pumping system for boosting production.

PETROBRAS is using a floating platform, the FPSO Seillean, to receive and process oil production. The platform can be repositioned as required and its processing plant has been especially adapted to handle the specific oil type in the Jubarte Field.

The testing phase is being carried out as scheduled with daily production reaching 16,500 barrels of oil and 100 thousand m3 of natural gas so far without any use being made of the submersed auxiliary pumping equipment. The oil is being stored on board the FPSO, from where it will be transferred by tanker to PETROBRAS’ onshore terminals and refineries. The gas production from the field is being used to generate energy and power other facilities onboard the FPSO Seillean.

Simulations indicate that the well has the potential for a daily oil output of 25 thousand barrels and production is being increased gradually.

The test stage is expected to take a year. It will provide technical information, which will be used as a basis for establishing a full field development facility as well as the most appropriate production technology to be used.

In addition to this test, the Jubarte Field Evaluation Plan also incorporates a further five wells, the drilling for three of which has already been concluded.

Petrobras plans to invest US$ 100 million in the evaluation of the Jubarte Field, 70% of which will be expended during course of the Long Duration Testing stage.

http://www.petrobras.com.br/ri/ingles

Contacts:
PETROLEO BRASILEIRO S.A - PETROBRAS	THOMSON FINANCIAL/CARSON
Investor Relations Department	Isabel Vieira (New York)
Luciana Bastos de Freitas Rachid - Executive Manager	(212) 701-1823
E-mail: lrachid@petrobras.com.br	isabel.vieira@thomsonir.com
Carlos Henrique Dumortout Castro - Manager	Valter Faria (Brazil)
E-mail:carloshdc@petrobras.com.br	(11) 3848-0887 ext. 202
Av. Republica do Chile, 65 - 4th floor	valter.faria@thomsonir.com.br
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.